Management's Discussion and Analysis
For the three and six months ended June 30, 2018

The following management discussion and analysis (“MD&A”) of the consolidated operations and financial position of Osisko Gold Royalties Ltd (“Osisko” or the “Company”) and its subsidiaries for the three and six months ended June 30, 2018 should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes for the three and six months ended June 30, 2018. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of August 2, 2018, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2018 following the recommendation of the Audit Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company’s reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Forward-Looking Statements” section.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Description of the Business

Osisko Gold Royalties Ltd is incorporated under the Business Corporations Act (Québec) and is focused on acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects, mainly in Canada. The Company owns a North American focused portfolio of 137 royalty, stream and offtake interests, including the following cornerstone assets: a 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine, a sliding scale 2.0% - 3.5% NSR royalty on the Éléonore mine, a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack mine, all located in Canada, as well as a 100% silver stream on the Mantos Blancos copper mine in Chile. Furthermore, the Company invests in equities of exploration, development and royalty companies.

Business Model and Strategy

The Company’s objective is to maximize returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties, streams and similar interests, and by returning capital to its shareholders through a quarterly dividend payment and share repurchases. The Company uses two approaches to grow its asset base: acquiring assets through a traditional royalty and streaming business model and through its unique accelerator business model. The accelerator business model enables the Company to invest in multiple longer term opportunities and realize returns through the development of these assets. The Company has a successful track-record of strong technical capabilities, which it puts to work seeking out high margin growth opportunities that provide exposure to the upside of commodity prices and to the optionality of mineral reserve and resource growth. Osisko’s main focus is on high quality gold assets located in favourable jurisdictions and operated by established mining companies, as these assets provide the best risk/return profile. The Company also evaluates and invests in opportunities in other commodities and jurisdictions. Given that a core aspect of the Company’s business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital. The Company may also invest or maintain investments in gold bullion as part of its overall treasury management, through the acquisition of gold bullion on the market or through holding in-kind royalties received.

Highlights – Second Quarter of 2018

•	Quarterly gold equivalent ounces (“GEOs”) earned of 20,506[1] (89% increase compared to Q2 20172 );
•	Record quarterly revenues from royalties and streams of $32.9 million (79% increase compared to Q2 2017);
•	Cash flows provided by operating activities of $19.7 million (compared to $14.1 million in Q2 2017);
•	Net earnings attributable to Osisko’s shareholders of $0.5 million, $0.00 per basic share (compared to $11.0 million, $0.10 per basic share in Q2 2017);
•	Adjusted earnings[3] of $3.7 million, $0.02 per basic share[3] (compared to $7.1 million, $0.07 per basic share in Q2 2017);
•	Repayment of $51.8 million on the revolving credit facility;
•	Effective April 1, 2018, the gold offtake agreement on the Matilda property operated by Blackham Resources Limited was converted into a 1.65% gold stream;
•

Closed the 5% NSR royalty purchased on Victoria Gold Corp.’s (“Victoria”) Eagle Gold project for $98.0 million (including the disbursement of the first tranche of $49.0 million) and subscribed to 100 million common shares of Victoria for $50.0 million;

•

Announced a binding term sheet to provide Falco Resources Ltd. (“Falco”) with a senior secured silver stream credit facility with reference to up to 100% of the future silver produced from the Horne 5 property located in Rouyn-Noranda, Québec. As part of the silver stream, Osisko will make staged upfront cash deposits to Falco of up to $180.0 million;

•

Maintained ownership and financing rights in respect to the Curraghinalt Gold project through the take-private acquisition of Dalradian Resources by Orion Mine Finance; Osisko will have a put option, subject to certain restrictions, to sell its shares for a period of 180 days at $1.47 per share; and

•	Declared a quarterly dividend of $0.05 per common share to shareholders of record as of the close of business on June 29, 2018, paid on July 16, 2018.

Highlight – Subsequent to June 30, 2018

•	Declaration of a quarterly dividend of $0.05 per common share payable on October 15, 2018 to shareholders of record as of the close of business on September 28, 2018.

______________________________
1

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period. Refer to the portfolio of royalty, stream and other interests section for average metal prices used.

2	Three months ended June 30, 2017 or second quarter of 2017 (“Q2 2017”).
3

“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management’s Discussion and Analysis.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Portfolio of Royalty, Stream and Offtake Interests

The following table details the GEOs earned from Osisko’s producing royalty, stream and other interests:

	Three months ended		Six months ended
		June 30,		June 30,
	2018	2017	2018	2017

Gold
Canadian Malartic royalty	9,011	7,407	17,088	14,890
Éléonore royalty	1,666	1,748	3,434	3,329
Seabee royalty(1)	692	-	1,819	-
Brucejack offtake	386	-	901	-
Bald Mountain royalty	420	-	811	-
Island Gold royalty	329	394	702	810
Vezza royalty	268	326	595	675
Other	649	77	1,969	227
	13,421	9,952	27,319	19,931
Silver
Mantos stream	1,595	-	3,187	-
Sasa stream	1,153	-	2,329	-
Gibraltar stream (3 and 5 months in 2017)	488	800	810	1,109
Canadian Malartic royalty	144	111	269	238
Other	62	-	153	2
	3,442	911	6,748	1,349

Diamonds
Renard stream	2,893	-	4,945	-
Other	124	-	178	-
	3,017	-	5,123	-
Other metals
Kwale royalty	613	-	1,339	-
Other	13	-	13	-
	626	-	1,352	-

Total GEOs	20,506	10,863	40,542	21,280

(i)

Effective January 1, 2018, Osisko elected to receive the Seabee royalty in-kind. During the first three months ended March 31, 2018, Osisko received the cash royalty related to the delivery of the fourth quarter of 2017 as well as the in-kind royalty related to the production of the first quarter of 2018.

GEOs by Product

Average Metal Prices and Exchange Rate

	Three months ended		Six months ended
		June 30,		June 30,
	2018	2017	2018	2017

Gold(1)	$1,306	$1,257	$1,318	$1,238
Silver(2)	$17	$17	$17	$17

Exchange rate (US$/Can$)(3)	1.2911	1.3449	1.2781	1.3344

(1)	The London Bullion Market Association’s pm price in U.S. dollars
(2)	The London Bullion Market Association’s price in U.S. dollars
(3)	Bank of Canada daily rate

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Royalty, Stream and Offtake Portfolio Overview

Osisko owns a portfolio of 137 royalties, streams and offtakes assets, as well as 39 royalty options. The portfolio consists of 122 royalties, 9 streams and 6 offtakes. Currently, the Company has 19 producing assets (including the Brucejack stream).

Portfolio by asset stage

Asset stage	Royalties	Streams	Offtakes	Total number
				of assets

Producing	11	5	3	19
Development (construction)	5	4	2	11
Exploration and evaluation	106	-	1	107
	122	9	6	137

Producing assets

Asset	Operator	Interest	Commodities	Jurisdiction

North America
Canadian Malartic	Agnico Eagle Mines Limited	5.0% NSR royalty	Au	Canada
Yamana Gold Inc.
Éléonore	Goldcorp Inc.	2.0-3.5% NSR royalty	Au	Canada
Renard	Stornoway Diamond Corporation	9.6% stream	Diamonds	Canada
Brucejack(1)	Pretium Resources Inc.	4% stream	Au, Ag	Canada
Gibraltar	Taseko Mines Limited	100% stream	Ag	Canada
Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada
Island Gold(2)	Alamos Gold Inc.	1.38-2.55% NSR royalty	Au	Canada
Brucejack	Pretium Resources Inc.	50% offtake	Au	Canada
Vezza	Ressources Nottaway Inc.	5% NSR royalty &	Au	Canada
40% NPI
Bald Mtn. Alligator Ridge /	Kinross Gold Corporation	1% / 4% NSR royalty	Au	USA
Duke & Trapper
Pan	Fiore Gold Ltd.	4% NSR royalty	Au	USA
Parral	GoGold Resources Inc.	100% offtake	Au, Ag	Mexico
Hewfran Block(2)	Metanor Resources Inc.	1.7% NSR royalty	Au	Canada

Outside of North America
Mantos Blancos	Mantos Copper S.A.	100% stream	Ag	Chile
Sasa	Central Asia Metals plc	100% stream	Ag	Macedonia
Kwale	Base Resources Limited	1.5% GRR(7)	Rutile, Ilmenite, Zircon	Kenya
Brauna	Lipari Mineração Ltda	1% GRR(7)	Diamonds	Brazil
Matilda(5)	Blackham Resources Limited	1.65% stream	Au	Australia
San Ramon	Red Eagle Mining Corp.	51% offtake	Au	Colombia

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Key development / exploration and evaluation assets

Asset	Operator	Interest	Commodities	Jurisdiction

Amulsar	Lydian International Ltd.	4.22% Au / 62.5% Ag stream	Au, Ag	Armenia
Amulsar	Lydian International Ltd.	81.9% offtake	Au	Armenia
Eagle	Victoria Gold Corp.	5.0% NSR royalty	Au	Canada
Back Forty	Aquila Resources Inc.	18.5% Au / 75% Ag stream	Au, Ag	USA
Horne 5(3)	Falco Resources Ltd.	90%-100% stream	Ag	Canada
Malartic – Odyssey South	Agnico Eagle Mines Limited	5% NSR royalty	Au	Canada
Yamana Gold Inc.
Malartic – Odyssey North	Agnico Eagle Mines Limited	3% NSR royalty	Au	Canada
Yamana Gold Inc.
Cariboo	Barkerville Gold Mines Ltd.	2.25% NSR royalty	Au	Canada
Windfall Lake	Osisko Mining Inc.	1.5% NSR royalty	Au	Canada
Lamaque South(2)	Eldorado Gold Corp.	1.7%(6) NSR royalty	Au	Canada
Hermosa	Arizona Mining Inc.	1% NSR royalty	Zn, Pb, Ag	USA
Spring Valley	Waterton Global Resource Management	0.5% NSR royalty	Au	USA
Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada
Copperwood	Highland Copper Company Inc.	3% NSR royalty(4)	Ag, Cu	USA
Marban	Osisko Mining Inc.	0.425% NSR royalty	Au	Canada
Ollachea	Kuri Kullu / Minera IRL	1% NSR royalty	Au	Peru
Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada
Altar	Sibanye-Stillwater	1% NSR royalty	Cu, Au	Argentina

(1)	The Brucejack mine is currently producing; however, Osisko does not presently collect any ounces under its stream.
(2)	After the sale of a 15% interest in the royalties acquired from Teck Resources Limited to Caisse de dépôt et placement du Québec.
(3)

On June 18, 2018, Osisko entered into a binding term sheet to provide Falco with a senior secured silver stream credit facility with reference to up to 100% of the future silver produced from the Horne 5 property. This transaction is subject to Glencore Canada Corporation’s right of first refusal and is further described in the Portfolio of Investments section of this MD&A. The transaction is expected to close in September 2018.

(4)

3.0% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper Company will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's royalty on Copperwood will be reduced to 1.5%.

(5)

In March 2018, Osisko and Blackham Resources Limited entered into an agreement to restructure the gold offtake (which was applicable on 55% of the gold production from the Matilda mine) into a 1.65% gold stream, effective April 1, 2018.

(6)	Eldorado Gold Corp. has an option to buyback 1% of the NSR royalty for $2.0 million.
(7)	Gross revenue royalty (“GRR”).

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Producing Assets

Geographical Distribution of Assets

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Canadian Malartic Royalty (Agnico Eagle Mines Limited and Yamana Gold Inc.)

One of the Company’s cornerstone assets is a 5% NSR royalty on the Canadian Malartic property which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership (the “Partnership”) formed by Agnico Eagle Mines Limited (“Agnico Eagle”) and Yamana Gold Inc. (“Yamana”) (together the “Partners”). Canadian Malartic is Canada’s largest and the world’s 12th largest producing gold mine.

Osisko also holds a 3% NSR royalty on the Odyssey North zone and a 5% NSR royalty on the Odyssey South zone, which are located adjacent to the Canadian Malartic mine on Osisko’s royalty ground. In February 2017, the Partners have declared initial inferred underground mineral resources at Odyssey, estimated at 1.4 million ounces of gold (20.7 million tonnes grading 2.15 grams of gold per tonne).

In February 2018, initial inferred mineral resources have been declared on the East Malartic deposit, which lies on the Canadian Malartic mine property close to the Odyssey Zone. Inferred mineral resources are estimated at 2.4 million ounces of gold (38.0 million tonnes grading 2.02 grams of gold per tonne) at underground depths above the 1,000 metre elevation.

Update on operations

In February 2018, Agnico Eagle released its guidance for gold production at the Canadian Malartic mine to 650,000 ounces in 2018 and 2019 and 690,000 ounces in 2020.

On July 25, 2018, Agnico Eagle reported its second quarter results and announced record quarterly gold production of 183,726 ounces at Canadian Malartic, bringing the total for the first six months of 2018 to 350,532 ounces. Gold production in the second quarter of 2018 increased when compared to the prior-year period due to higher throughput and higher grades, partially offset by slightly lower gold recoveries. The Barnat extension project continues to progress on budget and on schedule and production activities are scheduled to begin in 2019.

Agnico Eagle reported that the 2018 exploration program will consist of 140,000 metres of drilling, including 80,000 metres for valuation in the upper and middle parts of the East Malartic Zone.

For more information, refer to Agnico Eagle’s press release dated February 14, 2018 entitled “Agnico Eagle reports fourth quarter and full year 2017 results” and Agnico Eagle’s press release dated July 25, 2018 entitled “Agnico Eagle Reports Second Quarter 2018 Results; Production Guidance Increased For 2018; Amaruq Project Receives Permit Approval; Meliadine Project Progressing On Budget And On Schedule; Drilling Continues To Extend Mineralization At Multiple Mine Sites”, both available on www.sedar.com.

Éléonore Royalty (Goldcorp Inc.)

Osisko owns a sliding scale 2.0% to 3.5% NSR royalty on the Éléonore gold property located in the Province of Québec and operated by Goldcorp Inc. (“Goldcorp”). Osisko currently receives an NSR royalty rate of 2.2% on production at Éléonore.

Update on operations

On July 25, 2018, Goldcorp released its results for the second quarter of 2018 and reported that, as planned, gold production for the three and six months ended June 30, 2018 was higher than the same periods in the prior year, reflecting the commencement of production and ongoing ramp up and contribution of higher grade ore from Horizon 5 during the second quarter of 2018. The ramp up at Éléonore led to an increase in tonnes milled of 5% for the three months ended June 30, 2018 compared to the second quarter of 2017 and an increase of 7% in tonnes milled for the three months ended June 30, 2018 compared to the first quarter of 2018, despite four days of production being lost due to a planned government inspection and maintenance of the main power line servicing the mine. Éléonore's tonnes milled were planned to be lower in the first half of 2018 and are expected to increase in the second half of the year as part of the mine sequence and ramp up process.

During the month of May 2018, Éléonore began active mining on Horizon 5, opening new mining fronts and providing greater flexibility for the mine. The additional mining fronts allowed Éléonore to process an average of 5,600 tonnes of ore production per day over May and June, which is expected to reach an average over 6,000 tonnes per day in the second half of the year. The mine is expected to exit 2018 at a sustained annual gold production rate of 400,000 ounces per annum.

For additional information, please refer to Goldcorp’s Management and Discussion Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2018, filed on SEDAR at www.sedar.com.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Renard Stream (Stornoway Diamond Corporation)

Osisko owns a 9.6% diamond stream on the Renard diamond mine, operated by Stornoway Diamond Corporation (“Stornoway”) and located approximately 350 kilometres north of Chibougamau in the James Bay region of north-central Québec. Under the terms of the Renard streaming agreement, Osisko is entitled to 9.6% of the Renard diamond mine production in exchange for payments of US$50 per carat, subject to an increase of 1% annually after January 1, 2020.

Update on operations

On July 6, 2018, Stornoway reported second quarter diamond production from the Renard mine of 223,351 carats produced from the processing of 562,060 tonnes of ore at an average grade of 40 carats per hundred tonnes (“cpht”). Grade and carat recoveries during the quarter reflected the processing of lower grade ore as the Renard mine transitions from open pit to underground mining. Ore processed during the quarter was sourced primarily from the underground mine, from low grade stockpiles, and from the Renard 65 open pit. Carat production during the second quarter was consistent with the revised guidance issued on May 15, 2018, which is now estimated between 1.35 million carats and 1.40 million carats, down from the original guidance of 1.6 million carats, at a recovered grade of between 54 and 56 cpht, down from the original guidance of 65 cpht. Full year guidance for carats sold has been revised downwards to between 1.20 million carats and 1.25 million carats, down from the original guidance of 1.60 million carats.

During the second quarter of 2018, Stornoway reported sales of 201,283 carats sold at an average price of US$109 per carat ($142 per carat) from two tender sales. These results exclude sales from the third tender sale of the first quarter, being 127,616 carats sold at an average price of US$123 per carat ($156 per carat), which were recorded as revenues in the second quarter, as deliveries to clients were made at the beginning of the second quarter.

For additional information, please refer to Stornoway’s press release dated May 15, 2018 entitled “Stornoway Reports FY2018 First Quarter Financial Results” and Stornoway’s press release dated July 6, 2018 entitled “Stornoway Reports Second Quarter 2018 Production And Sales Results”, both filed on SEDAR at www.sedar.com.

Mantos Blancos Stream (Mantos Copper S.A.)

Osisko owns a 100% silver stream on the Mantos Blancos mine, which is owned and operated by Mantos Copper S.A. (“Mantos”), a private mining company focused on the extraction and sale of copper. The company owns and operates the Mantos Blancos mine and Mantoverde project, located in the Antofagasta and Atacama regions in northern Chile.

Under the Mantos stream agreement, Osisko will receive 100% of the payable silver from the Mantos Blancos copper mine until 19.3 million ounces have been delivered, after which the stream percentage will be 30%. The purchase price for the silver under the Mantos stream is 25% of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Mantos to Osisko Bermuda Limited (“OBL”), a wholly-owned subsidiary of Osisko. Mantos may elect to reduce the amount of refined silver to be delivered and sold to OBL by 50% in 2018, 2019 or 2020, provided that Mantos has delivered no less than 1.99 million ounces of silver to OBL under the stream agreement in which case Mantos shall make a cash payment of US$70.0 million ($92.2 million) to OBL.

Update on operations

Production of silver at the Mantos Blancos mine and concentrator plant for the first quarter of 2018 was 143,671 ounces of payable silver, which was slightly lower than the corresponding period of 2017, due to phases being mined that had a lower silver grade.

Work on the Mantos Blancos concentrator debottlenecking project (“MB-CDP”) was proceeding according to the plan and the feasibility study being developed by Hatch was completed in April 2018. The MB-CDP project is expected to increase processing capacity at the concentrator by approximately 70%. The key environmental permits have all been received.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Brucejack Stream (Pretium Resources Inc.)

Osisko owns a 4% gold and silver stream on Pretium Resources Inc.’s (“Pretium”) Brucejack gold mine (“Brucejack”), located in northwestern British Columbia, approximately 65 kilometres north of Stewart, British Columbia. The Brucejack stream agreement has a delivery start date of January 1, 2020 and provides for an 8% gold and silver stream payable to OBL and another partner (together referred to as the “Brucejack Stream Partners”) (4% attributable to OBL). The term of the Brucejack stream is the date on which Pretium has sold to the Brucejack Stream Partners 7,067,000 ounces of gold and 26,297,000 ounces of silver, including deliveries under the offtake agreement, subject to certain buyback and buydown rights held by Pretium.

The buyback and buydown rights held by Pretium in respect to OBL’s attributable portion of the stream are as follows:

Right	Description	Election date	Total

Buyback (2018)	Right to repurchase the entire stream	December 31, 2018	US$119.0 million
($156.7 million)
Buydown (2018)	Right to reduce the stream percentage from	December 31, 2018	US$75.0 million
	4% to 1.5%		($98.8 million)
Buyback (2019)	Right to repurchase the entire stream	December 31, 2019	US$136 million
($179.1 million)
Buydown (2019)	Right to reduce the stream percentage from	December 31, 2019	US$75.0 million
	4% to 2%		($98.8 million)

The Brucejack stream agreement is also subject to certain change of control provisions.

If Pretium does not exercise the right to reduce or repurchase the refined precious metals under the stream by December 31, 2019, US$20.0 million will be payable by Pretium (US$10.0 million attributable to OBL) and an 8% stream (4% attributable to OBL) will become payable beginning January 1, 2020, with ongoing transfer payments of US$400 per ounce of gold and US$4.00 per ounce of silver.

Brucejack Offtake (Pretium Resources Inc.)

In addition to the Brucejack stream, Osisko owns a 50% gold offtake on the Brucejack gold mine. The Brucejack Offtake agreement applies to the sales from the first 7,067,000 ounces (of which 3,533,500 ounces are attributable to OBL) of refined gold (less any delivered ounces pursuant to the Brucejack stream agreement described above). OBL is required to pay for refined gold based on a market referenced gold price in U.S. dollars per ounce during a defined pricing period before and after the date of each sale. The offtake obligation applies to 100% (50% attributable to OBL) of refined gold produced at the Brucejack mine less the percentage of refined gold to be delivered pursuant to the Brucejack stream agreement (being between 0% and 4% attributable to OBL), subject to the reduction election described above. Pretium has the option to reduce the offtake obligation by one of the following options:

(i)

On December 31, 2018, Pretium can elect to reduce the offtake obligation to either (i) 50% (25% attributable to OBL) by paying US$11 per ounce multiplied by 0.50, on the remaining undelivered gold ounces, or (ii) 25% (12.5% attributable to OBL) by paying US$11 per ounce multiplied by 0.75, on the remaining undelivered gold ounces; or

(ii)

On December 31, 2019 Pretium can elect to reduce the offtake obligation to either (i) 50% (25% attributable to OBL) by paying US$13 per ounce multiplied by 0.50, on the remaining undelivered gold ounces, or (ii) 25% (12.5% attributable to OBL) by paying US$13 per ounce multiplied by 0.75, on the remaining undelivered gold ounces.

Update on operations

On July 9, 2018, Pretium reported gold production of 111,340 ounces for the second quarter compared to 75,689 ounces for the first quarter of 2018. Management reported that the successful integration of the grade control program into the mining process had resulted in increased grade to the mill with production exceeding grade control estimates for the second quarter. Management also reported that Brucejack has now achieved steady-state production, and they expect to deliver 200,000 to 220,000 ounces of gold for the second half of 2018.

For more information on Brucejack, refer to Pretium’s press release dated July 9, 2018, entitled “Brucejack Mine Q2 2018 Production Update; Steady-State Production Achieved” filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Seabee Royalty (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee mine operated by SSR Mining Inc. (“SSR Mining”) and located in Saskatchewan, Canada.

Update on operations

On July 12, 2018, SSR Mining reported a production of 23,582 ounces of gold in the second quarter, in line with the production of the previous quarter of 23,717 ounces of gold. The mill achieved an average throughput of 923 tonnes per day, an 11% decrease from the first quarter. Production during the second quarter was impacted by planned maintenance, the transition of mining activities to the high-grade Santoy mine, and a forest fire. Mill throughput is expected to increase through the second half of the year relative to the second quarter. Gold recovery for the second quarter remained consistent at 97.3% .

Gold production at Seabee is estimated between 85,000 to 92,000 ounces for 2018.

For more information, refer to SSR Mining’s press release dated July 12, 2018, entitled “SSR Mining Reports Second Quarter 2018 Production Results” filed on www.sedar.com.

Sasa Stream (Central Asia Metals plc)

Osisko owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc (“CAML”) and located in Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe, producing approximately 30,000 tonnes of lead, 22,000 tonnes of zinc and 400,000 ounces of silver in concentrates per annum. OBL’s entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for US$5 per ounce (plus refining costs) of refined silver increased annually from 2017 based on inflation.

Update on operations

On July 10, 2018, Central Asia reported sales of 180,233 ounces of payable silver, including 71,553 ounces of payable silver for the second quarter of 2018.

For more information on the Sasa mine, refer to Central Asia’s press release dated July 10, 2018, entitled “H1 2018 Operations Update” available on their website at www.centralasiametals.com.

Kwale Royalty (Base Resources Limited)

Osisko holds a 1.5% gross return royalty on the rutile, ilmenite and zircon produced from the Kwale mine, operated by Base Resources Limited (“Base Resources”) and located 10 kilometres inland from the Kenyan coast and 50 kilometres south of Mombasa.

Update on operations

On July 25, 2018, Base Resources reported highlights of its second quarter operations and noted further strengthening of rutile and zircon prices, a record rutile production and the successful ramp up of mining operations following commissioning of Kwale Phase 2 optimisation project.

For more information on the Kwale mine, refer to Base Resources’ quarterly activities report dated July 25, 2018 available on their website at www.baseresources.com.au.

Gibraltar Stream (Taseko Mines Limited)

Osisko owns a 100% silver stream on Taseko Mines Limited’s (“Taseko”) attributable portion of the Gibraltar copper mine (“Gibraltar”), held by Gibraltar Mines Ltd. (“Gibco”) and located in British Columbia, Canada. Under the stream agreement, Osisko will receive from Taseko an amount equal to 100% of Gibco’s share of silver production until the delivery to Osisko of 5.9 million ounces of silver to Osisko and 35% of Gibco’s share of silver production thereafter. Osisko will make ongoing payments under the stream of US$2.75 per ounce of silver delivered. Gibraltar is the second largest open pit copper mine in Canada and fourth largest in North America.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Island Gold Royalty (Alamos Gold Inc.)

Osisko owns NSR royalties ranging from 1.38% to 2.55% on the Island Gold mine, operated by Alamos Gold Inc. (“Alamos”) and located in Ontario, Canada.

Amulsar Stream (Lydian International Ltd.)

Osisko owns a 4.22% gold stream and 62.5% silver stream on the Amulsar project, owned by Lydian International Ltd. (“Lydian”) and located in southern Armenia. The Amulsar project is in the development and construction stage and production is currently expected to begin in the second half of 2018. Amulsar will be Armenia's largest gold mine, with estimated mineral resources containing 3.5 million measured and indicated gold ounces and 1.3 million inferred gold ounces. The details of the mineral inventory can be found under Lydian International Ltd.’s profile on SEDAR at www.sedar.com. Gold production is targeted to average approximately 225,000 ounces annually over an initial 10-year mine life. OBL’s entitlement under the Amulsar stream applies to 4.22% of refined gold production and 62.5% of refined silver until 89,034 ounces of refined gold and 434,093 ounces of refined silver are delivered to OBL. The stream agreement includes ongoing transfer payments by OBL to Lydian of US$400 per ounce of refined gold and US$4.00 per ounce of refined silver delivered under the stream subject to a 1% annual increase starting on the third anniversary of commercial production. Lydian has the option to buy back a portion of the stream by one of the following options:

(i)	the stream percentage may be reduced by 50% on the second anniversary of commercial production for US$55.0 million (US$34.4 million attributable to OBL); or
(ii)	the stream percentage may be reduced by 50% on the third anniversary of commercial production for US$50.0 million (US$31.3 million attributable to OBL).

Update on development and construction activities

On August 2, 2018, Lydian announced that the previously reported illegal road blockades near its 100%-owned Amulsar Gold project are ongoing and continue to impact construction activities. The company also reported that its senior lenders have agreed to extend the initial repayment date and availability period from July 31, 2018 to August 15, 2018 while the parties seek to complete comprehensive revisions to several key funding instruments.

For more information on the Amulsar project, refer to Lydian’s press release dated August 2, 2018, entitled “Lydian Provides Corporate Update”, filed on www.sedar.com.

Portfolio of Investments

The Company’s assets include a portfolio of shares, mainly of publicly traded mining companies. Osisko invests, and intends to continue to invest, from time to time in companies where it holds a royalty, stream or similar interest and in various companies within the mining industry for investment purposes and with the objective of improving its ability to acquire future royalties, revenue streams or similar interests. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel, technical and/or administrative support, as well as nominating individuals to the investee’s board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include mainly Osisko Mining Inc. (“Osisko Mining”), Barkerville Gold Mines Ltd. (“Barkerville”), Dalradian Resources Inc. (“Dalradian”), Falco Resources Ltd. and Victoria Gold Corp. Osisko may, from time to time and without further notice except as required by law, increase or decrease its investments at its discretion.

During the three and six months ended June 30, 2018, Osisko acquired investments for $58.8 million and $72.4 million, respectively, and disposed investments for $1.5 million and $27.0 million, respectively. Acquisitions include an investment completed during the second quarter of $50.0 million in Victoria for 100.0 million common shares as well as the acquisition of a $7.0 million convertible debenture in Falco. Dispositions include proceeds of $25.5 million in the first quarter from the delivery of its AuRico Metals Inc. shares following the acquisition of the company by Centerra Gold Inc.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

The following table presents the carrying value and fair value of the investments in marketable securities as at June 30, 2018 (in thousands of dollars):

Marketable securities	Carrying value(i)	Fair value(ii)
	$	$

Associates	314,050	268,128
Other	67,871	67,871
	381,921	335,999

(i)

The carrying value corresponds to the amount recorded on the balance sheet, which is the equity method for the investments in marketable securities of associates and the fair value for the other investments in marketable securities, as per IFRS 9, inancial Instruments.

(ii)	The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at June 30, 2018.

Main Strategic Investments

The following table presents the main strategic investments of the Company as at June 30, 2018 (in thousands of dollars):

	Number of		Cash	Fair
Company	shares held(i)	Ownership(i)	cost(iii)	value(i),(ii)
		%	$	$

Osisko Mining Inc.	32,302,034	15.5	73,383	58,144
Barkerville Gold Mines Ltd.	142,309,310	32.4	71,286	64,751
Dalradian Resources Inc.	31,717,687	8.9	39,733	45,673
Falco Resources Ltd.(iv)	23,927,005	12.7	15,432	12,921
Victoria Gold Corp.	120,427,087	15.5	65,939	42,149

(i)	As at June 30, 2018.
(ii)	See table above for definition of fair value.
(iii)	The cash cost of an investment is a non-IFRS measure representing the cash paid on the acquisition of an investment.
(iv)	Excluding the impact of the potential conversion of the convertible debenture, which is described below.

Osisko Mining Inc.

The Company holds a 1.5% NSR royalty on Osisko Mining’s Windfall Lake property. Osisko has also the right to purchase certain buybacks from Osisko Mining which would, if exercised, increase the NSR royalty on Windfall Lake to 2.5% .

In May 2018, Osisko Mining released a first mineral resources estimate on Windfall Lake gold deposit. Osisko Mining indicated that mineral resources were estimated at 601,000 ounces of gold in the measured and indicated category (2,382,000 tonnes grading 7.85 grams per tonne (“g/t”) Au) and 2,284,000 ounces of gold in the inferred category (10,605,000 tonnes grading 6.70 g/t Au). In addition, a positive preliminary economic assessment on the Windfall Lake project was released in July 2018 with an after-tax internal rate of return of 33%. Osisko Mining is also pursuing an 800,000 meter drilling program on the Windfall Lake property as well as a metallurgical program and the construction of an exploration ramp is progressing.

For more information, refer to Osisko Mining’s press release dated May 14, 2018 entitled: “Osisko Releases Its First Mineral Resource Estimate For Windfall Gold Deposit” and Osisko Mining’s press release dated July 17, 2018 entitled: “Osisko Delivers Positive PEA For Windfall Project”, both filed on www.sedar.com.

In 2016 and 2017, Osisko entered into earn-in agreements with Osisko Mining on properties held by Osisko in the James Bay area. The transactions are detailed in the Exploration and Evaluation Activities section of this MD&A. As at June 30, 2018, the Company holds 32,302,034 common shares representing a 15.5% interest in Osisko Mining (15.5% as at December 31, 2017). Based on the fact that some directors of Osisko are also directors of Osisko Mining, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Osisko Mining since 2014 and accounts for its investment using the equity method.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Barkerville Gold Mines Ltd.

Osisko holds a 2.25% NSR royalty and a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project. Barkerville is focused on the development of its extensive land package located in the historical Cariboo Mining District of central British Columbia, Canada, where it has completed a 157,000 meter drilling program.

On May 2, 2018, Barkerville announced the maiden mineral resource estimate for Cow and Island Mountain deposits at its 100% owned Cariboo gold project. The underground mineral resource estimate incorporates the Cow Mountain and Valley Zones on Cow Mountain and Shaft Zone and Mosquito Creek on Island Mountain at a cut-off grade of 3.0 g/t Au. A mineral resource on Bonanza Ledge and BC Vein is also included. The resource is defined over 6 kilometers of Barkerville’s 67-kilometer-long land package. Infill and exploration drilling is ongoing and resource updates will be presented annually. Barkerville indicated that mineral resources at the Cariboo gold project was estimated at 1.60 million ounces of gold in the measured and indicated category (8.1 million tonnes grading 6.1 g/t Au) and 2.16 million ounces of gold in the inferred category (12.7 million tonnes grading 5.2 g/t Au).

For more information, refer to Barkerville’s press release dated May 2, 2018 entitled: “BGM Defines Cow and Island Mountains Maiden Underground Resource and Barkerville Mountain Update” and filed on www.sedar.com.

As at June 30, 2018, the Company holds 142,309,310 common shares representing a 32.4% interest in Barkerville (32.7% as at December 31, 2017). Based on the fact that the chair of the Board of Directors and chief executive officer of Osisko is also the chair of the Board of Directors of Barkerville, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Barkerville since 2016 and accounts for its investment using the equity method.

Dalradian Resources Inc.

Dalradian is focused on advancing its high-grade Curraghinalt Gold project located in Northern Ireland. On May 10, 2018, Dalradian announced a 46% increase in measured and indicated gold ounces and a 32% increase in inferred gold ounces. Dalradian indicated that mineral resources on the Curraghinalt gold deposit was estimated at 3,066,000 ounces of gold in the measured and indicated category (6.35 million tonnes grading 15.02 g/t Au) and 3,038,000 ounces of gold in the inferred category (7.72 million tonnes grading 12.24 g/t Au).

For more information, refer to Dalradian’s press release dated May 10, 2018 entitled: “Dalradian announces a 46% increase in Measured & Indicated gold ounces and a 32% increase in Inferred gold ounces in new Mineral Resource Statement” and filed on www.sedar.com.

On June 21, 2018, Osisko announced that the company and certain affiliates of Orion Mine Finance (collectively, “Orion”) have entered into a definitive arrangement agreement (the “Arrangement Agreement”), whereby Orion will acquire all of the issued and outstanding common shares of Dalradian (“Dalradian Shares”) for $1.47 per share in cash, representing a 62% premium to the closing price on June 20, 2018. Under the terms of the Arrangement Agreement, the Dalradian Shares held by certain members of the Dalradian senior management team, Sean Roosen and Osisko Gold Royalties Ltd (collectively, the “Remaining Shareholders”) will not be acquired by Orion. Collectively, Orion and the Remaining Shareholders currently hold 72,695,911 Dalradian Shares or 20.4% of the issued and outstanding Dalradian Shares. The transaction requires the approval of 66 % of the votes cast by the holders of Dalradian’s common shares and a simple majority of the votes cast by the disinterested shareholders. If the transaction is completed, Osisko will hold a 10.2% interest post-transaction and will have a put option on its shares, subject to certain restrictions, allowing Osisko to sell them at a price of $1.47 per share for a period of 180 days. If Osisko does not exercise its put option, the Company will maintain its existing financing rights.

For more information, refer to Dalradian’s press release dated June 21, 2018 entitled: “Recommended Cash Offer by Orion Mine Finance to Acquire Dalradian Resources Inc.” and filed on www.sedar.com.

As at June 30, 2018, Osisko holds 31,717,687 common shares representing an 8.9% interest in Dalradian (8.9% as at December 31, 2017). A subscription agreement between Osisko and Dalradian completed in 2017 contains various covenants and rights, including among other things, a standstill, participation rights to maintain Osisko’s pro rata interest in Dalradian and rights to match other offers for project financing. Based on the fact that the chair of the Board of Directors and chief executive officer of Osisko is also a director of Dalradian, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Dalradian since 2012 and accounts for its investment using the equity method.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Falco Resources Ltd.

Falco’s main asset is the Horne 5 gold project, for which a positive feasibility study was released in October 2017. For more information, refer to Falco’s press release dated October 16, 2017, titled: “Falco Announces Positive Feasibility Study Results on Horne 5 Gold Project” and filed on www.sedar.com.

On June 18, 2018, Osisko entered into a binding term sheet to provide Falco with a senior secured silver stream credit facility (“Silver Stream”) with reference to up to 100% of the future silver produced from the Horne 5 property (“Horne 5” or the “Project”) located in Rouyn-Noranda, Québec. As part of the Silver Stream, Osisko will make staged upfront cash deposits to Falco of up to $180.0 million and will make ongoing payments equal to 20% of the spot price of silver, to a maximum of US$6 per ounce. The Silver Stream will be secured by a first priority lien on the Project and all assets of Falco.

Closing of the Silver Stream is anticipated to occur in September 2018 and is subject to the satisfaction of customary conditions, including the finalization of definitive documents, obtaining regulatory approvals, consents from third parties and approval from a majority of the disinterested shareholders of Falco (the “Disinterested Shareholder Approval”).

Pursuant to an agreement between Falco and Glencore Canada Corporation (“Glencore”), the Silver Stream is subject to a right of first refusal in favor of Glencore. Following the execution of binding term sheets between Falco and Osisko, a formal notice was sent to Glencore. Glencore shall have a period of 60 days to notify Falco in the event that it wishes to purchase the stream agreement in accordance with the terms described therein.

Concurrent to the Silver Stream, Osisko purchased from Falco, on June 29, 2018, a secured debenture having a principal amount of $7,000,000 (the “Debenture”). Upon receipt of Disinterested Shareholder Approval, the Debenture shall be convertible (the “Conversion”) into units of Falco (the “Units”). There will be no interest payable at any time on the outstanding principal of the Debenture unless Falco fails to obtain Disinterested Shareholder Approval for the Conversion, in which case interest shall accrue retroactively from the closing date of the Debenture transaction at a rate per annum that is equal to 7%, compounded quarterly. Accrued interest shall be payable upon repayment of the principal when due, as per the terms of the Debenture. The maturity date of the Debenture shall be the earlier of (i) the date of the meeting of the Falco shareholders to be held to obtain the Disinterested Shareholder Approval and (ii) December 31, 2018.

On the date upon which Falco obtains the Disinterested Shareholder Approval for the Conversion, the Debenture shall be converted into such number of Units of Falco that is equal to the principal divided by 0.5783 (the “Conversion Price”). Each Unit shall consist of one common share and one-half of one common share purchase warrant. Each whole warrant shall entitle the holder to purchase one common share of Falco, subject to customary anti-dilution clauses, at a price that represents a 30% premium to the Conversion Price for a period of thirty-six months from the date the Units are issued, representing $0.75.

As at June 30, 2018, the Company holds 23,927,005 common shares representing a 12.7% interest in Falco (12.7% as at December 31, 2017). If the convertible debenture discussed above is converted, the Company is expected to increase its interest in Falco to 17.9% . Based on the fact that some officers and directors of Osisko are also officers and directors of Falco, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Falco since 2014 and accounts for its investment using the equity method.

Victoria Gold Corp.

On April 13, 2018, Osisko completed a $148.0 million financing transaction with Victoria, pursuant to which Osisko acquired from Victoria a 5% NSR royalty for $98.0 million on the Dublin Gulch property (the “Property”) which hosts the Eagle Gold project located in Yukon, Canada. The 5% NSR royalty applies to all metals and minerals produced from the Property, until an aggregate of 97,500 ounces of refined gold has been delivered to Osisko, and a 3% NSR royalty thereafter. The first tranche of the $98.0 million purchase price, representing $49.0 million, was paid on the closing of the transaction, and the second tranche of $49.0 million will be funded pro rata to drawdowns under the subordinated debt facilities provided by Orion Mine Finance Group (or a third party). In addition, Osisko subscribed to a private placement of 100.0 million common shares of Victoria at a price of $0.50 per common share for $50.0 million.

This financing was part of a comprehensive $500.0 million construction financing package with Orion Mine Finance Group, Osisko and Caterpillar Financial Services Limited that will fully fund the development of the Eagle Gold project through to commercial production. The financing was comprised of two credit facilities totalling US$175 million, an equipment financing facility for up to US$50 million, the $98 million NSR royalty acquired by Osisko and a private placement of Victoria common shares of $125.0 million, including $50.0 million from Osisko.

The Dublin Gulch property is located approximately 85 kilometres by road north northeast of the village of Mayo, in central Yukon, Canada. The property hosts the Eagle gold deposit, the Wolf tungsten deposit and a 13 kilometres-long belt of gold and silver mineralization known as the Potato Hills Trend. The shovel ready Eagle Gold Project is the most advanced project in the region and is on track to be the largest gold mine in Yukon history. The proposed Eagle gold mine will produce doré from a conventional open pit operation with a three-stage crushing plant, in-valley heap leach and carbon-in-leach adsorption-desorption gold recovery plant. The company currently has year-round road access to the site, and a fully operational 250-person all-season camp on site. Commercial grid power is available approximately 45 kilometres by road from the site, and an airstrip suitable for commercial planes is located 80 kilometres to the south. The project will employ 350 to 400 people and will be a significant economic contributor to Yukon. The Eagle Gold project has received all major permits for construction and operations, completed the Environmental Assessment process and has a signed Comprehensive Cooperation and Benefits Agreement with the local Nacho Nyak Dun First Nation, whose traditional territory the project is located within.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

As at June 30, 2018, the Company holds 120,427,087 common shares representing a 15.5% interest in Victoria (4.0% as at December 31, 2017). Based on the fact that the chair of the Board of Directors and chief executive officer of Osisko is also a director of Victoria, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Victoria since the second quarter of 2018 and has now started to account for its investment using the equity method.

Sustainability Activities

Osisko views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders.

The Company focuses on the following key areas:

•	Promoting the mining industry and its benefits to society;
•	Maintaining strong relationships with the Federal government and the Provincial, Municipal and First Nations governments in Québec;
•	Supporting the economic development of regions where Osisko operates (directly or indirectly through its interests);
•	Supporting university education in mining fields and employee development;
•	Promoting diversity throughout the organization and the mining industry;
•	Encouraging investee companies to adhere to the same areas of focus in sustainability.

As part of its investment analysis process, the Company evaluates the risk and performance in the sustainability areas.

Exploration and Evaluation Activities

In 2016, Osisko entered into earn-in agreements with Osisko Mining. Under the first earn-in agreement, Osisko Mining may earn a 100% interest in 26 of Osisko’s exploration properties located in the James Bay area and Labrador Trough (excluding the Coulon copper-zinc project and four other exploration properties) upon completing expenditures of $26.0 million over a 7-year period; Osisko Mining may earn a first 50% interest upon completing expenditures totaling $15.6 million over a 4-year period. Under the second earn-in agreement, Osisko Mining may earn a 100% interest in the Kan property (comprised of the Kan and Fosse Au properties) upon completing expenditures totaling $6.0 million over a 7-year period; Osisko Mining may earn a first 50% interest upon completing expenditures totaling $3.6 million over a 4-year period. Osisko will retain an escalating NSR royalty ranging from 1.5% to 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the 27 properties. New properties acquired by Osisko Mining in a designated area during the 7-year term will be subject to a royalty agreement in favour of Osisko with similar terms.

As a result of the earn-in agreements with Osisko Mining, the exploration and evaluation activities have been significantly reduced. During the three and six months ended June 30, 2018, the investments amounted to $0.1 and $0.2 million, respectively. During the three and six months ended June 30, 2018, the Company received previously claimed tax credits of $0.2 and $1.4 million, respectively. As at June 30, 2018, the carrying value of the Coulon project was $60.0 million ($59.9 million as at December 31, 2017) and the carrying value of other properties, including those under the earn-in agreements with Osisko Mining, was $42.4 million ($42.3 million as at December 31, 2017).

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Quarterly Dividends

The Board of Directors has approved the initiation of the Company’s quarterly dividend program on November 16, 2014.

The following table provides details on the dividends declared and paid or payable:

	Dividend			Dividends paid or
Declaration date	per share	Record date(i)	Payment date(i)	payable
	$			$
Year 2014	0.03	n/a	n/a	1,551,000
Year 2015	0.13	n/a	n/a	12,229,000
Year 2016	0.16	n/a	n/a	17,037,000

Year 2017	0.18	n/a	n/a	24,275,000

February 16, 2018	0.05	March 30, 2018	April 16, 2018	7,811,000
May 3, 2018	0.05	June 29, 2018	July 16, 2018	7,811,000
August 2, 2018	0.05	September 28, 2018	October 15, 2018	tbd(ii)
Year-to-date 2018	0.15

(i)	Not applicable (“n/a”) for annual summaries.
(ii)	To be determined (“tbd”) on September 28, 2018 based on the number of shares outstanding and the number of shares participating in the dividend reinvestment plan on the record date.

Dividend Reinvestment Plan

The Company has a dividend reinvestment plan (“DRIP”) that allows Canadian shareholders and U.S. shareholders (commencing with the dividend paid on October 16, 2017) to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company’s sole election. No commissions, service charges or brokerage fees are payable by shareholders who elect to participate in the DRIP.

As at June 30, 2018, the holders of 8,097,787 common shares had elected to participate in the DRIP, representing dividends payable of $405,000. During the three and six months ended June 30, 2018, the Company issued 113,459 and 137,972 common shares under the DRIP, respectively, at a discount rate of 3%. On July 16, 2018, 33,555 common shares were issued under the DRIP at a discount rate of 3%.

Normal Course Issuer Bid

In October 2016, the TSX approved the Company’s notice of intention to make a normal course issuer bid (the “2016 NCIB Program”). Under the terms of the 2016 NCIB Program, Osisko could acquire up to 5,330,217 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2016 NCIB Program were authorized until October 23, 2017. During the year ended December 31, 2016, the Company purchased for cancellation a total of 150,000 common shares under the 2016 NCIB Program for $1,823,000, which were paid in 2017.

In December 2017, Osisko renewed its normal course issuer bid (the “2017 NCIB Program”). Under the terms of the 2017 NCIB Program, Osisko may acquire up to 10,567,441 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. As at June 30, 2018, Osisko has acquired and cancelled a total of 1,742,299 common shares under the 2017 NCIB Program for $22.0 million (average acquisition cost of $12.62 per share), including 135,200 common shares for $1.7 million during the second quarter, as management considered the value of Osisko’s common shares undervalued.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Gold Market and Currency

Gold Market

Commodity prices increased in early 2018 supported by a boost in global economic growth and depreciation in the U.S. dollar. Gold had a positive start building on gains made in late December 2017 with the prices rising above US$1,366 in January 2018 surpassing the previous high of US$1,357 reached in September 2017. The price of gold recorded its best-performing quarter in the first quarter since the third quarter of 2016.

During the second quarter of 2018, precious metals were under pressure on the back of a stronger U.S. dollar, firmer U.S. treasury yields and low levels of investor interest for safe-haven investments. After trading above US$1,300 since the start of the year, prices have dropped in mid-May erasing the year’s gains as the U.S. dollar index climbed to an eleven-month high and 10-year bond yields pushed above 3% for the first time since 2011, despite geopolitical and trade tensions.

Gold prices rose 2.6% during the first quarter of 2018 and gained US$33 per ounce quarter over quarter on the London fix to close at US$1,324 per ounce. In the second quarter of 2018, gold prices decreased US$74 per ounce or 5.5% to close at US$1,250 per ounce. The average price was lower by US$49 per ounce at US$1,306 per ounce in the second quarter compared to the first quarter of 2018, but higher by US$49 on a year over year basis.

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close

2018 (Q2-YTD)	$1,355	$1,250	$1,318	$1,251
2017	1,346	1,151	1,257	1,291
2016	1,366	1,077	1,251	1,146
2015	1,296	1,049	1,160	1,060
2014	1,385	1,142	1,266	1,206

In Canadian dollar terms, the average price per ounce of gold averaged $1,681 per ounce in the first quarter and $1,686 in the second quarter of 2018. Gold price closed at $1,647 per ounce on June 30, 2018 compared to $1,707 as at March 31, 2018 as a result of a lower gold price in U.S. dollars and a weaker Canadian currency. The Canadian dollar was under pressure reacting to a more cautious tone taken by the Bank of Canada concerned by residential markets and the NAFTA negotiations.

Currency

The Canadian dollar continued its appreciation versus the U.S. dollar in January 2018 after the Bank of Canada increased the overnight rate to 1.25%, but lost momentum since then. The U.S. dollar has increased since February 2018, after declining in 2017. The U.S. currency appears to have profited primarily as a safe haven in renewed risk in emerging countries and Europe. The escalating trade war has created tensions in commodity and equity markets and the Canadian dollar has been negatively affected by the potential outcome of negotiations on NAFTA with a possible dissolution of the agreement. Widening interest rate spreads with the United States continued to be negative for the Canadian currency and this quarter, the dollar lost another 2% against the U.S. dollar in the second quarter after losing 3% in the first quarter of 2018. The dollar traded between a range of 1.3088 and 1.2288 in the first quarter, and between a range of 1.3310 and 1.2552 in the second quarter of 2018. The Canadian dollar closed on June 30, 2018 at 1.3168 and averaged 1.2911 in the second quarter compared to 1.2647 in the first quarter.

In July, the Bank of Canada increased the overnight rate for a second time in 2018 to a target of 1.50% . The Bank of Canada stated that the economy is operating close to full capacity and inflation pressure is on the rise. However, downside risk remains on the economy from rising trade protectionism.

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close
2018 (Q2-YTD)	1.3310	1.2288	1.3031	1.3168
2017	1.3743	1.2128	1.2986	1.2545
2016	1.4589	1.2544	1.3248	1.3427
2015	1.3990	1.1728	1.2787	1.3840
2014	1.1643	1.0614	1.1045	1.1601

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Selected Financial Information(1)
(in thousands of dollars, except figures for ounces and amounts per ounce and per share)

	Three months ended		Six months ended
		June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$

Revenues	137,819	18,359	263,433	35,485
Cash margin(2)	29,529	18,088	61,476	35,112
Gross profit	16,258	14,413	34,975	28,118
Operating income	9,553	5,858	22,652	12,091
Net earnings(3)	511	11,043	2,821	15,119
Basic net earnings per share(3)	-	0.10	0.02	0.14
Diluted net earnings per share(3)	-	0.10	0.02	0.14

Total assets	2,458,641	1,438,511	2,458,641	1,438,511
Total long-term debt	419,228	46,236	419,228	46,236

Average selling price of gold (per ounce sold)
In C$(4)	1,685	1,692	1,686	1,656
In US$	1,303	1,263	1,317	1,245

Operating cash flows	19,660	14,086	42,963	26,099

Weighted average shares outstanding (in thousands)
Basic	156,232	106,656	156,945	106,600
Diluted	156,257	106,771	156,973	106,682

(1)	Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.
(2)

Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues. Please refer to the Overview of Financial Results section of this MD&A for a reconciliation of the cash margin per interest.

(3)	Attributable to Osisko’s shareholders.
(4)	Using actual exchange rates at the date of the transactions.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Overview of Financial Results

Financial Summary – Second Quarter of 2018

•	Record revenues from royalties and streams of $32.9 million ($137.8 million including offtakes) compared to $18.4 million in Q2 2017;
•	Gross profit of $16.3 million compared to $14.4 million in Q2 2017;
•	Operating income of $9.6 million compared to $5.9 million in Q2 2017;
•	Net earnings attributable to Osisko’s shareholders of $0.5 million or $0.00 per basic and diluted share, compared to $11.0 million or $0.10 per basic and diluted share in Q2 2017;
•	Adjusted earnings[1] of $3.7 million or $0.02 per basic share[1] compared to $7.1 million or $0.07 per basic share in Q2 2017;
•	Cash flows provided by operating activities of $19.7 million compared to $14.1 million in Q2 2017.

Revenues increased in 2018 mainly as a result of the acquisition of Orion’s portfolio on July 31, 2017 and strong results from the NSR royalty on the Canadian Malartic mine.

Gross profit reached $16.3 million in the second quarter of 2018 compared to $14.4 million in the second quarter of 2017 as a result of higher revenues, partially offset by higher cost of sales and depletion of royalty, stream and other interests. Cost of sales increased from $0.3 million to $108.3 million mainly as a result of the offtake and streams agreements acquired through the acquisition of the portfolio of assets from Orion in July 2017. Under the offtake agreements, the metal is acquired from the producers at the lowest market price over a certain period of time (quotational period), and is subsequently sold by Osisko, resulting in a net profit that will usually vary between 0% and 5% of the sales proceeds. The depletion expense increased mainly as a result of the producing assets acquired in 2017 which are depleted using the units-of-production method.

The increase in operating income in the second quarter of 2018 compared to the corresponding period of 2017 is mainly the result of higher gross profit and lower general and administrative (“G&A”) expenses and business development expenses. The decrease in G&A expenses is mainly due to a lower share-based compensation expense related to the deferred and restricted share units resulting from the lower share price at June 30, 2018. The decrease in business development expenses is mainly due to higher cost recoveries from associates in 2018.

The decrease in net earnings attributable to Osisko’s shareholders in the second quarter of 2018 is mainly the result of higher finance costs of $5.3 million (which are related to the convertible debentures of $300.0 million issued in November 2017 and the revolving credit facility outstanding, which was drawn to finance the acquisition of Orion’s portfolio in July 2017), other net losses of $1.7 million on financial assets (compared to other net gains of $14.6 million during the second quarter of 2017), partially offset by a loss on foreign exchange in 2017 of $6.1 million compared to a gain of $0.1 million in 2018.

Adjusted earnings decreased to $3.7 million in the second quarter of 2018 compared to $7.1 million in the second quarter of 2017, mainly as a result of higher finance costs, partially offset by lower G&A expenses and business development expenses and higher gross profit.

Net cash flows provided by operating activities during the second quarter of 2018 amounted to $19.7 million compared to $14.1 million during the second quarter of 2017, as a result of higher gross profit before depletion of royalty, stream and other interest, partially offset by higher finance costs paid.

_______________________________

1

“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Financial Summary – First Semester of 2018

•	Record revenues from royalties and streams of $65.4 million ($263.4 million including offtakes) compared to $35.5 million in the first semester of 2017;
•	Gross profit of $35.0 million compared to $28.1 million in the first semester of 2017;
•	Operating income of $22.7 million compared to $12.1 million in the first semester of 2017;
•	Net earnings attributable to Osisko’s shareholders of $2.8 million or $0.02 per basic and diluted share, compared to $15.1 million or $0.14 per basic and diluted share in the first semester of 2017;
•	Adjusted earnings[1] of $12.6 million or $0.08 per basic share[1] compared to $13.8 million or $0.13 per basic share in the first semester of 2017;
•	Cash flows provided by operating activities of $43.0 million compared to $26.1 million in the first semester of 2017.

Revenues increased in 2018 mainly as a result of the acquisition of Orion’s portfolio on July 31, 2017 and strong results from the NSR royalty on the Canadian Malartic mine.

Gross profit reached $35.0 million in the first semester of 2018 compared to $28.1 million in the first semester of 2017 as a result of higher revenues, partially offset by higher cost of sales and depletion of royalty, stream and other interests. Cost of sales increased from $0.4 million to $202.0 million mainly as a result of the offtake and streams agreements acquired through the acquisition of the portfolio of assets from Orion in July 2017. Under the offtake agreements, the metal is acquired from the producers at the lowest market price over a certain period of time (quotational period), and is subsequently sold by Osisko, resulting in a net profit that will usually vary between 0% and 5% of the sales proceeds. The depletion expense increased mainly as a result of the producing assets acquired in 2017 which are depleted using the units-of-production method.

The increase in operating income in the first semester of 2018 compared to the corresponding period of 2017 is mainly the result of higher gross profit and lower general and administrative (“G&A”) expenses and business development expenses. The decrease in G&A expenses is mainly due to a lower share-based compensation expense related to the deferred and restricted share units resulting from the lower share price at June 30, 2018. The decrease in business development expenses is mainly due to higher cost recoveries from associates in 2018.

The decrease in net earnings attributable to Osisko’s shareholders in the first semester of 2018 is mainly the result of higher finance costs of $11.0 million (which are related to the convertible debentures of $300.0 million issued in November 2017 and the revolving credit facility outstanding, which was drawn to finance the acquisition of Orion’s portfolio in July 2017), other net losses of $4.2 million on financial assets (compared to other net gains of $16.6 million during the first semester of 2017), partially offset by a loss on foreign exchange in 2017 of $7.5 million compared to a gain of $0.3 million in 2018.

Adjusted earnings decreased to $12.6 million in the first semester of 2018 compared to $13.8 million in the first semester of 2017, mainly as a result of higher finance costs, partially offset by lower G&A expenses and business development expenses and higher gross profit.

Net cash flows provided by operating activities during the first semester of 2018 amounted to $43.0 million compared to $26.1 million during the first semester of 2017, as a result of higher gross profit before depletion of royalty, stream and other interest, partially offset by higher finance costs paid.

________________________

1

“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Consolidated Statements of Income

The following table presents summarized consolidated statements of income for the three and six months ended June 30, 2018 and 2017 (in thousands of dollars, except amounts per share):

		Three months ended		Six months ended
			June 30,		June 30,
		2018	2017	2018	2017
		$	$	$	$

Revenues	(a)	137,819	18,359	263,433	35,485

Cost of sales	(b)	(108,290)	(271)	(201,957)	(373)
Depletion of royalty, stream and other interests	(c)	(13,271)	(3,675)	(26,501)	(6,994)
Gross profit	(d)	16,258	14,413	34,975	28,118

Other operating expenses
General and administrative	(e)	(5,159)	(6,345)	(9,568)	(11,996)
Business development	(f)	(1,508)	(2,188)	(2,673)	(3,967)
Exploration and evaluation		(38)	(22)	(82)	(64)

Operating income		9,553	5,858	22,652	12,091

Other expenses, net	(g)	(7,740)	7,101	(16,673)	6,589

Earnings before income taxes		1,813	12,959	5,979	18,680

Income tax expense	(h)	(1,302)	(2,023)	(3,158)	(3,744)

Net earnings		511	10,936	2,821	14,936

Net earnings (loss) attributable to:
Osisko’s shareholders		511	11,043	2,821	15,119
Non-controlling interests		-	(107)	-	(183)

Net earnings per share attributable to Osisko’s shareholders
Basic		-	0.10	0.02	0.14
Diluted		-	0.10	0.02	0.14

(a)	Revenues are comprised of the following:

	Three months ended June 30,
	2018			2017
	Average	Ounces /		Average
	selling price	carats	Total	selling price	Ounces	Total
	per ounce /	sold	revenues	per ounce	Sold	revenues
	carat ($)		($000’s)	($)		($000’s)

Gold sold	1,685	71,593	120,605	1,692	9,874	16,710
Silver sold	21	456,023	9,780	23	66,681	1,519
Diamonds sold(i)	137	35,670	4,877	-	-	-
Other (paid in cash)	-	-	2,557	-	-	130
			137,819			18,359

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

	Six months ended June 30,
	2018			2017
	Average			Average
	selling price	Ounces /	Total	selling price	Ounces	Total
	per ounce /	carats sold	revenues	per ounce	Sold	revenues
	carat ($)		($000’s)	($)		($000’s)

Gold sold	1,686	134,968	227,558	1,656	19,843	32,858
Silver sold	21	955,385	20,343	23	97,609	2,255
Diamonds sold(i)	135	61,736	8,327	-	-	-
Other (paid in cash)	-	-	7,205	-	-	372
			263,433			35,485

(i)	The diamonds are sold by an agent for Osisko.

(b)

Cost of sales represents mainly the acquisition price of the metals and diamonds under the offtake and stream agreements, as well as minimal refining, insurance and transportation costs related to the metals received under royalty agreements. The significant increase in the second quarter and the first semester of 2018 is mainly the result of the offtake and stream interests acquired from Orion on July 31, 2017.

(c)

The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the agreement. The significant increase in the second quarter and the first semester of 2018 is mainly the result of the offtakes and streams acquired from Orion on July 31, 2017.

(d)	The breakdown of gross profit per nature of interest is as follows (in $000’s):

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$

Royalty interests
Revenues	22,194	17,021	46,138	33,637
Cost of sales	(84)	(56)	(116)	(78)
Cash margin	22,110	16,965	46,022	33,559
Depletion	(6,452)	(3,252)	(13,089)	(6,415)
Gross profit	15,658	13,713	32,933	27,144

Stream interests
Revenues	10,657	1,338	19,298	1,848
Cost of sales	(4,088)	(215)	(7,119)	(295)
Cash margin	6,569	1,123	12,179	1,553
Depletion	(5,813)	(423)	(10,619)	(579)
Gross profit	756	700	1,560	974

Royalty and stream interests
Cash margin	28,679	18,088	58,201	35,112
	87.3%	98.5%	88.9%	98.9%

Offtake interests
Revenues	104,968	-	197,997	-
Cost of sales	(104,118)	-	(194,722)	-
Cash margin	850	-	3,275	-
	0.8%	-	1.7%	-
Depletion	(1,006)	-	(2,793)	-
Gross profit	(156)	-	482	-

Total – Gross profit	16,258	14,413	34,975	28,118

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

(e)

During the second quarter of 2018, G&A expenses decreased to $5.2 million (net of cost recoveries from associates of $0.4 million) compared to $6.3 million during the second quarter of 2017 (net of cost recoveries from associates of $0.4 million). The decrease is mainly due to a lower share-based compensation expense of $1.2 million related to the deferred and restricted share units resulting from the lower share price at June 30, 2018, compared to $2.5 million in the second quarter of 2017.

During the first semester of 2018, G&A expenses decreased to $9.6 million (net of cost recoveries from associates of $0.8 million) compared to $12.0 million during the first semester of 2017 (net of cost recoveries from associates of $0.9 million). The decrease is mainly due to a lower share-based compensation expense of $1.0 million related to the deferred and restricted share units resulting from the lower share price at June 30, 2018, compared to $4.1 million in the first semester of 2017.

(f)

During the second quarter of 2018, business development expenses decreased to $1.5 million (net of cost recoveries from associates of $1.1 million) compared to $2.2 million (net of cost recoveries from associates of $0.5 million) during the second quarter of 2017. The decrease is mainly due to higher costs recoveries from associates of $0.6 million.

During the first semester of 2018, business development expenses decreased to $2.7 million (net of cost recoveries from associates of $1.9 million) compared to $4.0 million (net of cost recoveries from associates of $1.0 million) during the first semester of 2017. The decrease is mainly due to higher costs recoveries from associates of $0.9 million.

(g)

Other expenses, net, of $7.7 million in the second quarter of 2018 include finance costs of $6.3 million, a net loss on investments of $1.6 million and a share of loss of associates of $1.0 million, partially offset by interest income of $1.0 million.

Other revenues, net, amounted to $7.1 million in the second quarter of 2017 and include a net gain on investments of $14.6 million (comprised of a net gain on dilution of investments in associates of $12.0 million) and interest revenues of $1.1 million, partially offset by a loss on foreign exchange of $6.1 million, a share of loss of associates of $1.5 million and finance costs of $1.0 million.

Other expenses, net, of $16.7 million in the first semester of 2018 include finance costs of $12.9 million, a net loss on investments of $4.2 million and a share of loss of associates of $2.4 million, partially offset by interest income of $2.5 million.

Other revenues, net, amounted to $6.6 million in the first semester of 2017 and include a net gain on investments of $16.6 million (comprised of a net gain on dilution of investments in associates of $16.8 million) and interest revenues of $2.4 million, partially offset by a loss on foreign exchange of $7.5 million, a share of loss of associates of $3.0 million and finance costs of $1.9 million.

(h)

The effective income tax rate for the second quarter of 2018 is 71.8% compared to 15.6% for the second quarter of 2017 and 52.8% in the first semester of 2018 compared to 20.0% in the first semester of 2017. The statutory rate is 26.7% in 2018 and 26.8% in 2017. The elements that impacted the effective income taxes are the non-taxable (or deductible) part of capital gains (or losses) (50%) and non-deductible expenses. In the second quarter and the first semester of 2018, cash taxes amounted to $0.2 million and $0.4 million, respectively and were related to taxes on royalties earned in foreign jurisdictions. In the second quarter and the first semester of 2017, the income tax expense was only related to deferred income taxes.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Liquidity and Capital Resources

As at June 30, 2018, the Company’s cash and cash equivalents amounted to $188.6 million compared to $333.7 million as at December 31, 2017. Significant variations in the liquidity and capital resources in the first six months of 2018 are explained below under the Cash Flows section.

The Company has a facility of $350.0 million (with an additional uncommitted accordion of up to $100.0 million, for a total availability of up to $450.0 million) as at June 30, 2018, of which $99.8 million (based on the Bank of Canada daily exchange rate of June 30, 2018) was drawn in two tranches: $30.0 million at an effective interest rate of 3.43% and US$53.0 million ($69.8 million) at an effective interest rate of 3.79%, including the applicable margins. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements. As at June 30, 2018, all such ratios and requirements were met.

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Three months ended		Six months ended
		June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
Cash flows
Operations	20,683	13,683	45,145	26,704
Working capital items	(1,023)	403	(2,182)	(605)
Operating activities	19,660	14,086	42,963	26,099
Investing activities	(106,953)	(80,467)	(104,398)	(163,004)
Financing activities	(59,843)	(2,431)	(88,174)	(6,174)
Effects of exchange rate changes on cash and cash equivalents	3,150	(6,113)	4,535	(7,528)
Decrease in cash and cash equivalents	(143,986)	(74,925)	(145,074)	(150,607)
Cash and cash equivalents – beginning of period	332,617	423,567	333,705	499,249
Cash and cash equivalents – end of period	188,631	348,642	188,631	348,642

Operating Activities

Second quarter of 2018

Cash flows provided by operating activities for the second quarter of 2018 amounted to $19.7 million compared to $14.1 million in the second quarter of 2017.

Net cash flows provided by operating activities increased in the second quarter of 2018 as a result of higher revenues, partly offset by higher cost of sales and interests paid on long-term debt as well as payments on deferred share units ($0.5 million). Interests paid on long-term debt increased by $9.0 million as a result of the bi-annual payment of interests on the senior unsecured convertible debentures of $7.9 million and the interests payment on the credit facility.

First semester of 2018

Cash flows provided by operating activities for the first semester of 2018 amounted to $43.0 million compared to $26.1 million in the first semester of 2017.

Net cash flows provided by operating activities increased in the first semester of 2018 as a result of higher revenues, partly offset by higher cost of sales and interests paid on long-term debt as well as payments on deferred share units ($0.5 million). Interests paid on long-term debt increased by $10.3 million as a result of the bi-annual payment of interests on the senior unsecured convertible debentures of $7.9 million and the interests payment on the credit facility.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Investing Activities

Second quarter of 2018

Cash flows used by investing activities amounted to $107.0 million in the second quarter of 2018 compared to $80.5 million in the second quarter of 2017.

During the second quarter of 2018, Osisko invested $51.8 million in marketable securities and $7.0 million in a convertible debenture with Falco, $49.1 million in royalty and stream interests, mainly from the financing completed with Victoria as previously described, and $0.5 million in short-term investments. Proceeds on the sale of investments generated $1.5 million.

During the second quarter of 2017, Osisko invested $68.3 million in marketable securities, including $38.9 million for additional shares of Barkerville, $6.0 million for additional shares of Osisko Mining and $4.0 million for additional shares of Falco. Osisko also invested $12.5 million to acquire an additional 0.75% NSR royalty on the Cariboo project held by Barkerville (for a total 2.25% NSR royalty) and $1.6 million in exploration and evaluation assets, mainly on the Coulon project. Proceeds on the sale of investments generated $1.0 million and short-term investments decreased by $1.0 million.

First semester of 2018

Cash flows used in investing activities amounted to $104.4 million in the first semester of 2018 compared to $163.0 million in the first semester of 2017.

During the first semester of 2018, Osisko invested $65.4 million in marketable securities, including $50.0 million for additional shares of Victoria and an additional $7.0 million for a convertible debenture with Falco, $59.1 million in royalty and stream interests, including $49.0 million to acquire a 5% NSR royalty on the Dublin Gulch property, and $1.0 million in short-term investments. Proceeds on the sale of investments generated $27.0 million, mainly from the disposal of the AuRico Metals Inc. shares to Centerra Gold Inc. for a $1.80 cash consideration per share for proceeds of $25.5 million. Exploration and evaluation activities generated $1.2 million as the Company received payments of previously claimed governmental tax credits.

During the first semester of 2017, Osisko invested $131.1 million in marketable securities, including $40.8 million for additional shares of Barkerville, $23.8 million for additional shares of Osisko Mining and $4.0 million for additional shares of Falco. Osisko also invested $55.4 million in royalty and stream interests, including $42.7 million to acquire a silver stream on the Gibraltar mine and $12.5 million to acquire a 0.75% NSR royalty on the Cariboo project held by Barkerville, and $0.4 million on exploration and evaluation assets. Proceeds on the sale of investments generated $23.5 million and short-term investments were reduced by $0.5 million.

Financing Activities

Second quarter of 2018

During the second quarter of 2018, cash flows used in financing activities amounted to $59.8 million compared to $2.4 million in the second quarter of 2017.

During the second quarter of 2018, the Company repaid $51.8 million on its revolving credit facility. The Company also paid $6.4 million in dividends to its shareholders and acquired common shares under the 2017 NCIB Program for $1.7 million to acquire and cancel a total of 135,200 common shares at an average costs of $12.23.

During the second quarter of 2017, the Company paid $3.9 million in dividends to its shareholders and generated $1.5 million from the exercise of share options and the employee share purchase plan.

First semester of 2018

During the first semester of 2018, cash flows used in financing activities amounted to $88.2 million compared to $6.2 million in the first semester of 2017.

During the first semester of 2018, the Company repaid $51.8 million on its revolving credit facility, $14.0 million in dividends to its shareholders and acquired common shares under the 2017 NCIB Program for $22.0 million to acquire and cancel a total of 1,742,299 common shares at an average costs of $12.62.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

During the first semester of 2017, cash outflows from financing amounted to $6.2 million. During this period, the Company paid $8.0 million in dividends to its shareholders and $1.8 million under the 2016 NCIB Program. The cash outflows were partially offset by investments of non-controlling interests in Mines Coulon Inc., which increased liquidities by $1.3 million, and by the exercise of share options and the employee share purchase plan that generated $2.4 million.

The following table summarizes the financings completed since the creation of Osisko Gold Royalties Ltd:

	No of Shares/	Price	Gross	Net Cash
			Proceeds	Proceeds
	Units	($)	($000’s)	($000’s)

2018
Exercise of replacement share options(vi)	2,710	13.93	38	38
Employee share purchase plan	18,207	13.37	152	152
Total	20,917		190	190
2017
Bought deal – convertible debentures(i)	n/a	n/a	300,000	288,476
Private placement(ii)	19,272,820	14.27	275,000	261,060
Revolving credit facility(ii)	n/a	n/a	147,323	147,323
Exercise of share options	43,970	14.21	625	625
Exercise of replacement share options(vi)	190,471	11.28	2,148	2,148
Employee share purchase plan	15,426	15.04	233	233
Total	19,522,687		725,329	699,865
2016
Convertible debenture(iii)	n/a	n/a	50,000	49,225
Issuance of Units (bought-deal financing)(iv)	11,431,000	15.10	172,608	164,543
Exercise of share options	12,335	15.22	188	188
Exercise of replacement share options(vi)	505,756	9.50	4,806	4,806
Employee share purchase plan	21,762	15.27	332	332
Total	11,970,853		227,934	219,094

2015
Issuance of special warrants(v)	10,960,000	18.25	200,020	189,158
Exercise of replacement share options(vi)	750,837	6.51	4,887	4,887
Total	11,710,837		204,907	194,045

2014 – from June 16
Private placements(vii)	2,794,411	15.03	42,000	39,173
Total	2,794,411		42,000	39,173

Cumulative cash proceeds			1,200,360	1,152,367

(i)

On November 3, 2017, Osisko closed a bought deal offering of convertible senior unsecured debentures for net proceeds of $288.5 million. The debentures bear interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2018. The Debentures are convertible at the holder’s option into Osisko common shares at a conversion price of $22.89 per share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020.

(ii)

On July 31, 2017, Osisko closed a private placement with Caisse de dépôt et placement du Québec and Fonds de solidarité FTQ to fund a portion of the acquisition price of Orion’s Portfolio. A total of 18,887,363 common shares were issued at a price of $14.56 per common share plus a 7% capital commitment payment payable partially in shares (2% representing 385,457 common shares) and in cash (5% representing $13.8 million). Additionally, Osisko drew US$118 million ($147.3 million based on the Bank of Canada daily exchange rate of July 31, 2017) under its revolving credit facility with the National Bank of Canada and Bank of Montreal.

(iii)

On February 12, 2016, Osisko closed a convertible debenture with Investissement Québec, maturing in February 2021 and bearing interest at an annual rate of 4% payable quarterly. The debenture is convertible at the holder option into common shares of the Company at a price of $19.08 at any time during the term.

(iv)

On February 26, 2016, Osisko closed a bought deal public offering of 11,431,000 Units, including the full exercise of the over- allotment option by the underwriters, at a price of $15.10 per Unit for aggregate gross proceeds of $172.6 million (net proceeds of $164.5 million).

(v)	On March 5, 2015, the special warrants were converted into 10,960,000 common shares and 5,480,000 warrants exercisable at a price of $36.50 for a period of 7 years.

(vi)

On the date of acquisition of Virginia, the Virginia share options were converted into Osisko replacement share options using the same exchange rate than for the common shares (0.92 replacement share option for each Virginia share option).

(vii)

On November 17, 2014, Osisko closed two private placements whereby Osisko issued a total of 2,794,411 common shares to Caisse de dépôt et placement du Québec and Fonds de solidarité FTQ at a price of $15.03 per common share for total gross proceeds of $42.0 million.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below: (in thousands of dollars, except for amounts per share)

	2018		2017				2016
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

GEOs	20,506	20,036	20,990	16,664	10,863	10,416	8,964	10,102
Cash and cash equivalents	188,631	332,617	333,705	108,902	348,642	423,567	499,249	392,717
Short-term investments	1,000	500	-	1,447	1,547	2,547	2,100	100
Working capital	180,605	325,206	324,101	113,689	329,927	419,325	494,882	389,074
Total assets	2,458,641	2,502,233	2,516,343	2,320,930	1,438,511	1,421,569	1,416,304	1,399,012
Total long-term debt	419,228	467,483	464,308	193,738	46,236	46,005	45,780	45,552
Equity	1,884,101	1,878,405	1,894,405	1,931,759	1,218,302	1,218,717	1,214,304	1,200,734
Revenues	137,819	125,614	109,552	68,179	18,359	17,126	13,709	17,570
Net cash flows from operating activities	19,660	23,303	21,523	1,094	14,082	12,013	12,782	14,978
Impairment of Éléonore royalty, net of income taxes	-	-	(65,415)	-	-	-	-	-
Net earnings (loss) attributable to Osisko’s shareholders	511	2,310	(64,348)	6,728	11,043	4,076	8,679	17,757
Basic net earnings (loss) per share	-	0.01	(0.41)	0.05	0.10	0.04	0.08	0.17
Weighted average shares outstanding (000’s)
- Basic	156,232	157,665	157,256	140,605	106,656	106,543	106,612	106,564
- Diluted	156,257	157,695	157,256	140,837	106,771	106,628	106,675	106,757
Share price – TSX - closing(2)	12.45	12.44	14.52	16.10	16.85	14.78	13.09	14.36
Share price – NYSE – closing(3)	9.47	9.67	11.56	12.91	12.22	11.10	9.72	10.94
Warrant price – TSX - closing(4)
OR.WT	1.06	1.50	2.40	2.80	2.75	2.80	2.75	3.42
OR.WT.A	0.39	0.61	1.41	2.45	2.65	2.20	2.25	2.70
Debenture price – TSX – closing(5)
OR.DB	100.25	100.00	104.50	-	-	-	-	-
Price of gold (average US$)	1,306	1,329	1,275	1,278	1,257	1,219	1,222	1,335
Closing exchange rate(6) (US$/Can$)	1.3168	1.2894	1.2713	1.2480	1.3449	1.3322	1.3427	1.3117

(1)	Unless otherwise noted, financial information in Canadian dollars and prepared in accordance with IFRS.
(2)	Osisko common shares began officially trading on the TSX on June 16, 2014.
(3)	In US$. Osisko common shares began officially trading on the NYSE on July 6, 2016. US$13.35 was the opening price on July 6, 2016.
(4)	Osisko warrants began trading on March 5, 2015 and February 26, 2016.
(5)	Osisko 4% convertible debentures began trading on November 3, 2017 by tranche of nominal value of $100.
(6)	Bank of Canada Daily Rate in 2017 and 2018 (Bank of Canada Noon Rate in 2016).

During the second quarter of 2018, Osisko acquired from Victoria a 5% NSR royalty for $98.0 million on the Dublin Gulch property, of which a first $48.0 million was paid, and subscribed to a private placement of 100 million common shares of Victoria at a price of $0.50 per common share for $50.0 million.

During the third quarter of 2017, Osisko acquired Orion’s Portfolio for a total acquisition price of $1.1 billion, including $621.4 million paid in cash, net of cash acquired, of which $228.9 million was paid from Osisko’s current cash and cash equivalents. The balance of the cash portion was paid through an equity financing and the credit facility. In the fourth quarter of 2017, the Company issued convertible senior unsecured debentures for net proceeds of $288.5 million.

During the fourth quarter of 2017, the Company recorded an impairment charge of $89.0 million ($65.4 million, net of income taxes) on the Éléonore NSR royalty.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Outlook

Osisko’s 2018 outlook on royalty, stream and precious metal offtake interests is based on publicly available forecasts, in particular the forecasts for the Canadian Malartic mine published by Yamana and Agnico Eagle, for the Éléonore mine published by Goldcorp, for the Renard mine published by Stornoway, for the Brucejack mine published by Pretium, and for the Island Gold mine published by Alamos. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers, which is the case for the Sasa mine and the Mantos Blancos mine, or uses management’s best estimate.

Estimated attributable gold equivalent ounces for 2018 remain unchanged between 77,500 and 82,500. Osisko believes that it is well on track to meet its guidance based on its actual results for the first half of 2018.

For the 2018 guidance, silver, diamonds and cash royalties have been converted to GEOs using commodity prices of US$1,300 per ounce of gold, US$18 per ounce of silver and US$110 per carat for diamonds from the Renard mine and an exchange rate (US$/C$) of 1.25.

Related Party Transactions

During the three and six months ended June 30, 2018 and 2017, the following amounts were invoiced by Osisko to associates for recoveries of costs related to professional services and rental of offices and are reflected as a reduction of general and administrative expenses and business development expenses in the consolidated statements of income (in thousands of dollars):

		Three months ended				Six months ended
				June 30,				June 30,
		2018		2017		2018		2017
	$		$		$		$
Amounts invoiced to associates as a reduction of:
General and administrative expenses		373		397		806		901
Business development expenses		1,067		510		1,914		996
Total amounts invoiced to associates		1,440		907		2,720		1,897

An amount of $2,010,000 (including sales taxes) is receivable from associates and included in accounts receivable as at June 30, 2018 ($1,245,000 as at December 31, 2017).

Additional transactions with related parties are described under the section Portfolio of investments.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Contractual Obligations and Commitments

Long-term lease agreements

The Company is committed to minimum amounts under long-term lease agreements for office space, which expire at the latest in 2029. As at June 30, 2018, minimum commitments remaining under these leases were approximately $13.1 million over the following years ending June 30:

$
(in thousands of dollars)

2019	1,200
2020	1,309
2021	1,167
2022	1,120
2023-2029	8,274
13,070

Investments in royalty and stream interests

Company	Project (asset)	Installments	Triggering events

Aquila Resources Inc.	Back Forty project (gold stream)	US$7.5 million	Receipt of all material permits for development and operations and positive feasibility study.
		US$10.0 million	Positive construction decision.
		US$30.0 million	First drawdown on debt finance facility.

Victoria Gold Corp.	Eagle Gold project (5% NSR royalty)	$49.0 million	Funded pro rata to drawdowns under the subordinated debt facilities.

Falco Resources Ltd.	Horne 5 project (silver stream)	$25.0 million	Closing of the silver stream agreement, net of any amounts owing by Falco to Osisko.
		$20.0 million	Receipt of all necessary material third-party approvals, licenses, rights of way and surface rights on the property.
		$35.0 million	Receipt of all material construction permits, positive construction decision, and raising a minimum of $100.0 million in non-debt financing.
		$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed
		$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Offtake and stream agreements

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable payable production			Per ounce/carat
	to be purchased (ounces or %)			cash payment (US$)			Term of	Date of contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond	agreement

Amulsar stream(1)	4.22%	62.5%		$400	$4		40 years	Nov. 30, 2015
Amulsar offtake (2)	81.91%			Based on quotational period			Until delivery of 2,110,425 ounces Au	Nov. 30, 2015
Back Forty stream	18.5% (3)	75%		30% spot price (max $600)	$4		Life of mine	Mar. 31, 2015
Brucejack offtake (4)	50%			Based on quotational period			Until delivery of 7,067,000 ounces Au(5)	Sept. 21, 2015
Brucejack stream (4)	4%	4%		$400	$4		Until delivery of 7,067,000 ounces Au(5)	Sept. 21, 2015
Mantos stream(6)		100%			25% spot		Life of mine	Sept. 11, 2015
Renard stream(7)			9.6%			$50	40 years	Jul. 8, 2014
Sasa stream(8)		100%			$5		40 years	Nov. 3, 2015
Gibraltar stream(9)		100%			$2.75		Life of mine	March 3, 2017

(1)

Stream capped at 89,034 ounces of gold and 434,093 ounces of silver delivered. Subject to multiple buy-down options: 50% for $34.4 million and $31.3 million on 2nd and 3rd anniversary of commercial production, respectively, which is currently expected to be in the second half of 2018. 1% inflation price escalation after 3rd anniversary of commercial production.

(2)

Offtake percentage will increase to 84.87% if Lydian elects to reduce the gold stream as outlined above. The Amulsar offtake applies to the sales from the first 2,110,425 ounces of refined gold, of which 1,853,751 ounces are attributable to OBL (less any ounces delivered pursuant to the Amulsar stream).

(3)	The gold stream will be reduced to 9.25% after the delivery of 105,000 gold ounces.
(4)

Stream subject to multiple buyback/buydown options: December 31, 2018 buyback for US$119 million or buydown for US$75 million + 1.5% ongoing stream; December 31, 2019 buyback for US$136 million or buydown for US$75 million + 2% ongoing stream. If buyback/buydown not exercised by December 31, 2019, US$10 million make-whole payment + 4% ongoing stream.

(5)

The Brucejack offtake and stream applies to the sales from the first 7,067,000 ounces of refined gold, of which 3,533,500 ounces are attributable to OBL (ounces delivered under the offtake and the stream are included in the limit).

(6)	The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 30%.
(7)	The stream term shall be automatically extended beyond the initial term for successive 10-year periods.
(8)	The stream term shall be automatically extended beyond initial term for successive 10-year periods. 3% or consumer price index (CPI) per ounce price escalation after 2016.
(9)

Under the silver stream, Osisko will make ongoing payments of US$2.75 per ounce of silver delivered. Osisko will receive from Taseko an amount equal to 100% of Gibco’s share of silver production until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco’s share of silver production thereafter.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Off-balance Sheet Items

There are no off-balance sheet arrangements.

Outstanding Share Data

As of August 2, 2018, 156,257,965 common shares were issued and outstanding. A total of 4,306,913 share options and 11,195,500 warrants were outstanding to purchase common shares. A convertible debenture of $50.0 million with Ressources Québec entitles the holder to convert the debenture, at its option, into 2,620,545 common shares of the Company (conversion price of $19.08) at any time during the term of the debenture. Convertible senior unsecured debentures of $300 million are outstanding and convertible at the holder’s option into Osisko common shares at a conversion price of $22.89 per common share, representing a total of 13,106,160 common shares if all the debentures were converted.

Subsequent Event to June 30, 2018

Dividends

On August 2, 2018, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on October 15, 2018 to shareholders of record as of the close of business on September 28, 2018.

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company’s securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko’s most recent Annual Information Form and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission (“SEC”) before investing in the Company's securities. If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company’s business. For information on risks and uncertainties, please also refer to the “Risk Factors” section of Osisko’s most recent Annual Information Form filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”), is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

The CEO and CFO have evaluated whether there were changes to the DCP during the three and six months ended June 30, 2018 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Internal Control over Financial Reporting

The Company’s management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three and six months ended June 30, 2018 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Basis of Presentation of Consolidated Financial Statements

The unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2018 have been prepared in accordance with the IFRS as issued by the IASB applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the adoption of new accounting standards (presented below) and the presentation of the general and administrative expenses and the business development expenses, which are now presented net of the cost recoveries from associates instead of the cost recoveries from associates being presented on a separate line on the consolidated statements of income (cost recoveries from associates). The comparative figures have been reclassified to conform to the presentation adopted in the current fiscal year.

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2017 and the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2018 (for the new revenue recognition policy, which is also disclosed below), both filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko’s website at www.osiskogr.com.

IFRS 15, Revenue from contracts with customers (“IFRS 15”)

IFRS 15 replaces all previous revenue recognition standards, including IAS 18, Revenue, and related interpretations. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces more prescriptive guidance than was included in previous standards and may result in changes to the timing of revenue for certain types of revenues. The new standard will also result in enhanced disclosures about revenue that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. As of January 1, 2018, the Company has adopted IFRS 15 on a full retrospective basis and as such, has revised its revenue recognition policy based on the requirements of IFRS 15. Management has concluded that, based on its current operations, the adoption of IFRS 15 had no significant impact on the Company’s consolidated financial statements.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Revenue recognition policy

Revenue comprises revenues from the sale of commodities received and revenues directly earned from royalty, stream and other interests.

For royalty and stream agreements paid in-kind and for offtake agreements, the Company’s performance obligations relate primarily to the delivery of gold, silver or other products to the customers. Revenue is recognized when control is transferred to the customers, which is achieved when a product is delivered, the customer has full discretion over the product and there is no unfulfilled obligation that could affect the customer’s acceptance of the product. Control over the refined gold, silver and other products is transferred to the customers when the relevant product received (or purchased) from the operator is physically delivered and sold by the Company (or its agent) to the third party customers. For royalty and stream agreements paid in cash, revenue recognition will depend on the related agreement.

Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and other interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

IFRIC 22, Foreign currency transactions and advance consideration (“IFRIC 22”)

IFRIC 22 addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency and where the entity recognizes a non-monetary asset or liability in respect of that consideration, in advance of the recognition of the related asset, expense or income. The date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary asset or liability. If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt. As of January 1, 2018, the Company has adopted IFRIC 22 retrospectively and has concluded that, based on its current operations, it had no significant impact on the Company’s consolidated financial statements.

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical judgements in applying the Company’s accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2017 filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko’s website at www.osiskogr.com.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2017 and in the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2018, both filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko’s

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including “Adjusted Earnings” and “Adjusted Earnings per basic share” to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted Earnings and Adjusted Earnings per Basic Share

“Adjusted earnings” is defined as “Net earnings (loss) attributable to Osisko’s shareholders” less certain items: “Foreign exchange gain (loss)”, “Impairment charges”, “Gains (losses) on disposal of evaluation and evaluation assets”, “Write-off of property and equipment”, “Unrealized gain (loss) on investments”, “Impairment on financial assets and investments in associates”, “Share of income (loss) of associates”, “Deferred income tax expense” and other unusual items such as transaction costs.

Adjusted earnings per basic share is obtained from the “adjusted earnings” divided by the “Weighted average number of common shares outstanding” for the period.

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings attributable to Osisko’s shareholders	511	11,043	2,821	15,119

Adjustments:
Foreign exchange loss (gain)	(487)	6,113	411	7,528
Unrealized loss (gain) on investments	1,620	(14,598)	4,201	(16,622)
Share of loss of associates	1,022	1,516	2,419	2,961
Loss on disposal of exploration and evaluation assets	-	(20)	-	(20)
Deferred income tax expense	1,075	2,023	2,742	3,744
Transaction costs	-	995	-	1,065

Adjusted earnings	3,741	7,072	12,594	13,775

Weighted average number of common shares outstanding (000’s)	156,232	106,656	156,945	106,600

Adjusted earnings per basic share	0.02	0.07	0.08	0.13

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on gold, silver, diamonds, other commodities and currency markets are forward-looking statements. In addition, statements (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the realization of the anticipated benefits deriving from Osisko’s investments and transactions and the estimate of gold equivalent ounces to be received in 2018. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; the unfavorable outcome of litigation relating to any of the properties in which Osisko holds a royalty, stream or other interests; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101, Standards of Disclosure for Mineral Properties (“NI 43-101"). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are governed by the SEC’s Industry Guide 7 (“Guide 7”). This MD&A includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the SEC. Osisko also reports estimates of “mineral resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized by NI 43-101, they are not defined terms under standards of the SEC and, generally, U.S. companies are not permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

(Signed) Sean Roosen	(Signed) Elif Lévesque
Sean Roosen	Elif Lévesque
Chair and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

August 2, 2018

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – Second Quarter Report

Corporate Information

Corporate Office	Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@osiskogr.com	Fax: (441) 292-6140
Web site: www.osiskogr.com
Michael Spencer, Managing Director

Directors	Officers
Sean Roosen, Chair and Chief Executive Officer	Sean Roosen, Chair and Chief Executive Officer
Joanne Ferstman, Lead Director	Bryan A. Coates, President
Françoise Bertrand	Luc Lessard, Senior Vice President, Technical Services
John Burzynski	Elif Lévesque, Vice President, Finance and Chief Financial Officer
Pierre D. Chenard	Joseph de la Plante, Vice President, Corporate Development
Christopher C. Curfman	André Le Bel, Vice President, Legal Affairs and Corporate Secretary
André Gaumond	Vincent Metcalfe, Vice President, Investor Relations
Pierre Labbé	Frédéric Ruel, Vice President and Corporate Controller
Oskar Lewnowski	François Vézina, Vice President, Technical Services
Charles E. Page

Qualified Person (as defined by NI 43-101)
Guy Desharnais, Director of Mineral Resources Evaluation

Exchange listings
Toronto Stock Exchange
- Common shares:	OR
- Warrants:	OR.WT (Exercise price: $36.50 / Expiry date: March 5, 2022)
OR.WT.A (Exercise price: $19.08 / Expiry date: February 25, 2019)
- Convertible debentures:	OR.DB (Conversion price: $22.89 / Maturity date: December 31, 2022)

New York Stock Exchange
- Common shares:	OR

Dividend Reinvestment Plan
Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents
Canada: AST Trust Company (Canada)
United States of America: American Stock Transfer & Trust Company, LLC

Auditors
PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.